Exhibit 99.1

FOR IMMEDIATE RELEASE

GoldMining Inc. Announces Board Appointments For U.S. GoldMining Inc.

Vancouver, British Columbia – May 24, 2022 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce appointments to the Board of Directors (the "Board") of U.S. GoldMining Inc., ("U.S. GoldMining"), a subsidiary of the Company created to advance the Whistler Gold-Copper Project, located in Alaska, USA on a standalone basis (see news release February 28, 2022).

The U.S. GoldMining Board will initially be comprised of six individuals, who are each highly experienced in their respective disciplines. The U.S. GoldMining Board consists of:

●	Two members of GoldMining's current executive management team and board of directors:

o	Alastair Still, an experienced mining industry professional with over 25 years of experience and the CEO of GoldMining. Mr. Still will act as Chairman of U.S. GoldMining Inc.

o	Garnet Dawson, a professional geologist with 40 years of global experience. Mr. Dawson recently retired as CEO of GoldMining and remains an active serving Director of GoldMining.

●	Four independent directors:

o

Aleksandra Bukacheva, a capital markets and finance professional focused on the metals and mining industry. Ms. Bukacheva brings a wealth of experience as a former top-ranked equity research analyst for BMO Capital Markets and spent seven years in investment research (2010-2016) with coverage of more than 50 mining companies. She has also served in executive and director roles for several private and public resource companies throughout her career.

o

Laura (Laurie) Schmidt, whose primary home is in Alaska, is a global executive with over 30 years of experience in the resource industry. Ms. Schmidt has held numerous senior positions with Shell, including as V.P. Alaska.

o

Dr. Ross Sherlock, a professional geologist with more than 30 years’ experience, including senior positions with Kinross and Gold Fields. Dr. Sherlock is currently Professor and Director of the Mineral Exploration Research Centre at Laurentian University, in Sudbury, Ontario.

o

Lisa Wade, an environmental engineer with over 25 years of experience in the mining industry including as former Vice President, Environmental, Reclamation and Closure for Goldcorp. Ms. Wade is currently a director of Gold Standard Ventures and on the Montana Tech Alumni Industrial Advisory Board.

SUITE 1830 – 1030 WEST GEORGIA STREET
VANCOUVER BC V6E 2Y3

Amir Adnani, Chairman of GoldMining commented: "We are pleased to have such a strong and diverse Board of Directors leading our newest entity, U.S. GoldMining Inc. The U.S. GoldMining Board of Director’s bring immense knowledge and experience in their respective disciplines, encompassing the critical technical, social, operating and capital market experience required to successfully steer the growth of our Whistler Project and build value for all stakeholders. "

Alastair Still, Chairman of U.S. GoldMining and CEO of GoldMining, commented: "With these Board appointments and recent key additions to the executive management team, U.S. GoldMining is working towards becoming a standalone entity, through a potential initial public offering. The U.S. GoldMining team is excited to progress its strategy of unlocking value from the Whistler Project, an expansive 170 square kilometer land package with Indicated Resources of 3.0 million gold equivalent ounces and Inferred Resources of 6.5 million gold equivalent ounces. We look forward to providing further updates on U.S. GoldMining's progress in the coming months."

U.S. GoldMining Board of Director’s Profiles:

Alastair Still, P.Geo., Chairman

Mr. Still is an experienced mining industry professional with over 25 years of experience including working for major gold miners such as Newmont Corporation, Goldcorp Inc., Placer Dome Inc., and Kinross Gold Corporation and is currently Chief Executive Officer of GoldMining Inc. and Director of Technical Services for Gold Royalty Corp. He has worked within Canada and internationally in a variety of leadership roles in mine operations and project development including as Project Director leading the acquisition, permitting and construction of the Cerro Negro gold mine in Argentina which produced over half a million ounces of gold in its first full year of production. Mr. Still has extensive experience in corporate development having previously served as Director, Corporate Development with Newmont Corporation (formerly Goldcorp), and most recently as Executive Vice President, Chief Development Officer for GoldMining. Mr. Still graduated with a Bachelor of Science (First Class, Honours) from the University of New Brunswick and a Master of Science (Structural Geology) from Queen’s University. Mr. Still serves on the Technical Advisory Committee of Geoscience BC and is a member of Professional Engineers and Geoscientists British Columbia and Professional Geoscientists Ontario.

Aleksandra Bukacheva, C.F.A.

Ms. Bukacheva is a capital markets and finance professional focused on the metals and mining industry. Ms. Bukacheva is currently a member of the Board of Directors of Montage Gold Corp. and Probe Metals Inc. and was an independent director at Battle North Gold Corporation prior to its acquisition by Evolution Mining Limited in 2021. Ms. Bukacheva was Executive Vice President, Corporate Development of Element 29 Resources Inc., a junior explorer focused on copper resource development in Peru from September 2018 until November 2020. She was also a director of Gippsland Prospecting Pty. Ltd., a private Australian company, which was sold to Battery Minerals Limited in October 2020. Ms. Bukacheva brings with her a wealth of capital markets and finance experience. Ms. Bukacheva was previously a top-ranked Equity Research Analyst for BMO Capital Markets and spent seven years in investment research (2010–2016) with coverage of more than 40 mining companies. Ms. Bukacheva received her Master of Science at the London School of Economics and Political Science in 2005. She also achieved a Certificate in Mining Studies at the University of British Columbia in 2016 and holds a Chartered Financial Analyst designation.

SUITE 1830 – 1030 WEST GEORGIA STREET
VANCOUVER BC V6E 2Y3

Garnet Dawson, P.Geo.

Mr. Dawson is a geologist with 40 years of experience in the exploration and mining business working with senior and junior mining companies in the Americas, Europe, Africa and China. He has held executive roles with several Canadian mining companies including Chief Executive Officer of GoldMining, Vice President, Exploration of Brazilian Gold Corporation and Vice President, Exploration of EuroZinc Mining Corporation. He has led teams that have added significant resources and reserves at the Neves Corvo and Aljustrel copper and zinc mines in Portugal (Lundin/EuroZinc), São Jorge project (Brazilian Gold) and more recently through acquisition of resource stage gold projects at GoldMining. Prior to joining EuroZinc, he consulted internationally and held a number of positions with Battle Mountain Canada Inc., British Columbia Geological Survey and Esso Minerals Canada Ltd. He currently serves as a Director of GoldMining and Freegold Ventures Limited which is actively exploring on the Golden Summit project in Alaska. Mr. Dawson is a registered Professional Geologist with Engineers & Geoscientists British Columbia and holds a Bachelor of Science degree in Geology from the University of Manitoba and a Master of Science degree in Economic Geology from the University of British Columbia.

Laura (Laurie) Schmidt P.E.

Ms. Schmidt is a global executive with over 30 years of worldwide experience in the oil/gas/new energy industry in Shell. She currently works in Supply Chain in Shell’s Upstream Directorate. Ms. Schmidt has held numerous senior positions including V.P. Shell Alaska, V.P. Safety & Environment for Shell’s Integrated Gas & New Energies Directorate, Head of Audit for Shell’s Upstream and Projects & Technology Directorates, as well as engineering and operations positions. Ms. Schmidt holds a Bachelor of Science (cum laude) in Mechanical Engineering from Virginia Tech, a Master of Science in Environmental Engineering, and a Doctor of Jurisprudence (magna cum laude) from the University of Houston. She is a licensed Professional Engineer, licensed US Patent Attorney, and a licensed attorney in Colorado and Texas. She is a Member of the Chartered Institute of Procurement and Supply. After attending INSEAD’s International Directors Program, she obtained a Certificate in Corporate Governance. She is also an alumnus of Stanford’s Directors College and Harvard Business School’s Women on Boards Program. She has lived and worked in numerous countries and has maintained her primary home in Alaska since 2015.

Ross Sherlock, P.Geo.

Dr. Sherlock is a professional geologist with over 30 years of experience in the mining industry and academic research. He has held senior positions with major mining companies including Vice President, Geoscience at Kinross Gold Corp., Exploration Manager, North America at Gold Fields Ltd., and Project Manager & Senior Geologist at Miramar Mining Corporation/Newmont Mining Corporation. Prior to this, he was a Research Geoscientist at the Geological Survey of Canada and Senior Geologist at SRK Consulting Engineers. He has led teams that are responsible for a number of new discoveries and significant reserve and resource addition while working with Kinross Gold Corp., Gold Fields and Miramar Mining Corporation. He has extensive experience in greenfield and brownfield exploration, including the Fort Knox Mine, Alaska. Dr. Sherlock completed a Post-Doctoral Fellowship at the University of British Columbiaꞌs Mineral Deposits Research Unit, PhD at the University of Waterloo, MSc at Lakehead University, and BSc (Honours) at McMaster University, Canada. He is a member of Professional Engineers and Geoscientists British Columbia and Professional Geoscientists Ontario.

SUITE 1830 – 1030 WEST GEORGIA STREET
VANCOUVER BC V6E 2Y3

Lisa Wade

Ms. Wade is an environmental engineer with over 25 years of experience in the mining industry. Ms. Wade has held environmental engineering, community relations, permitting, managerial and executive positions with a number of mining companies. From 2005 to 2019, Ms. Wade held increasingly senior positions at Goldcorp Inc., in Central America and then as Vice President, Environmental, Reclamation and Closure. Earlier in her career, Ms. Wade was with Newmont managing environmental and social matters in northern Nevada, California and at the Yanacocha Mine in Peru. Ms. Wade holds both a Bachelor of Science and Master of Science in Environmental Engineering from Montana Tech in Butte, Montana. Ms. Wade received the Alumni Recognition Award in 2014 from Montana Tech in recognition of her professional accomplishments.

About GoldMining Inc. and U.S. GoldMining Inc.

GoldMining is a public mineral exploration company focused on acquiring and developing gold assets in the Americas. GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the U.S.A., Brazil, Colombia, and Peru through its disciplined acquisition strategy. The Company also owns over 20 million Gold Royalty Corp. shares (NYSE American: GROY).

U.S. GoldMining is a wholly owned subsidiary of GoldMining Inc., created in February 2022 to focus on the Whistler Project, a gold-copper exploration project consisting of at least three known deposits located in the Yentna Mining District of Alaska, approximately 150 km northwest of Anchorage. Whistler contains Indicated Mineral Resources of 1.94 million ounces gold, 8.33 million ounces of silver and 422.0 million pounds of copper (118.2 million tonnes grading 0.51 g/t gold, 2.19 g/t silver and 0.16% copper) and Inferred Mineral Resources of 4.67 million ounces gold, 16.06 million ounces silver and 711.4 million pounds of copper (317.0 million tonnes grading 0.46 g/t gold, 1.58 g/t silver and 0.10% copper) (see technical report titled, "NI 43-101 Mineral Resource Estimate for the Whistler Project" dated effective June 11, 2021).

Qualified Person

Paulo Pereira, P. Geo., President of GoldMining, has reviewed and approved the technical information contained in this news release. Mr. Pereira is a Qualified Person as defined in National Instrument 43-101.

For additional information, please contact:

GoldMining Inc.

Amir Adnani, Chairman

Alastair Still, CEO

Telephone: (855) 630-1001

Email: info@goldmining.com

SUITE 1830 – 1030 WEST GEORGIA STREET
VANCOUVER BC V6E 2Y3

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and expectations of GoldMining concerning its expectations regarding its strategy concerning U.S. GoldMining, its pursuit of an initial public offering, and the advancement of the Whistler Project. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates, and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including any volatility in capital markets and the resource sector generally; delays to plans caused by restrictions and other future impacts of COVID-19 or any other inability of the Company to meet expected timelines; the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, and uncertainties relating to the availability and prices of financing needed in the future. These risks and others, including those outlined in GoldMiningꞌs Annual Information Form for the year ended November 30, 2021, and other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.

SUITE 1830 – 1030 WEST GEORGIA STREET
VANCOUVER BC V6E 2Y3